UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 001-36522

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investar Holding Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investar Holding Corporation

 7244 Perkins Road

Baton Rouge, Louisiana 70808

Investar Holding Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Investar Holding Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Investar Holding Corporation 401(k) Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period from March 1, 2015 (date of inception) to December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the period from March 1, 2015 (date of inception) to December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ Postlethwaite & Netterville

Baton Rouge, Louisiana

June 24, 2016

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015
ASSETS
Investments, at fair value
Common stock of Investar Holding Corporation	$526,357
Mutual funds	719,466
Investments, at net asset value
Pooled separate accounts	2,993,067
Investments, at contract value
Guaranteed investment contract	6,042
Total investments	4,244,932

Notes receivable from participants	116,402
Net assets available for benefits	$4,361,334

See accompanying notes.

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM MARCH 1, 2015 TO DECEMBER 31, 2015

Additions to net assets attributed to:
Investments
Interest and dividends	$13,311
Net gain on sale of assets	3,583
Net change in investments	16,894

Contributions
Participants	608,319
Employer	352,152
Rollovers	409,282
Total contributions	1,369,753

Deductions to net assets attributed to:
Net depreciation in fair value of investments	112,341
Benefits paid to participants	452,000
Administrative expenses	30,906
Total deductions	595,247

Net increase in net assets	791,400

Transfers into the plan	3,569,934

Net assets available for benefits:
Beginning of period	-
End of year	$4,361,334

See accompanying notes.

Investar Holding Corporation 401(K) Plan

Notes to Financial Statements

Note 1 – Description of Plan

The Investar Holding Corporation 401(k) Plan (the “Plan”) was adopted effective March 1, 2015. Prior to this date, Investar Holding Corporation (the “Company”) participated in a multi-employer plan, the assets of which were transferred to the Plan as of the effective date. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan covering all full-time employees of Investar Bank (the “Bank”), a wholly owned subsidiary of Investar Holding Corporation (the “Company”), who have 90 days of credited service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages up to the maximum percentage allowable not to exceed the limits of Code Section 401(k). Annual employee contributions were limited to $18,000 in 2015, as indexed by the Internal Revenue Service (IRS), except for those employees eligible for catch-up contributions.

Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Participants may currently direct contributions into pooled separate accounts, a guaranteed investment contract account, and various mutual fund accounts. Additionally, participants may use a portion of their account balance to contribute to common stock of the Company.

During the year ended December 31, 2015, the Plan allowed participants to contribute to an after-tax Roth 401(k) account. Total contributions to the after-tax Roth 401(k) account were $24,174 for the period ended December 31, 2015. The Plan collects and distributes funds in the after-tax Roth 401(k) accounts in the same manner as for all other contributions to the Plan.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. Also, the Company may, in its sole discretion, make discretionary contributions to the Plan each year, although no discretionary contributions were made in 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, if any, and (b) investment fund earnings (losses), and charged with an allocation of administrative expenses. Investment income and administrative expenses are allocated based on participant account value. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the Company on behalf of the Trustees prior to the time that such rights are to be exercised. The Trustees are not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are immediately vested in their voluntary contributions and in the Company’s matching and discretionary contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to retirement, death, or disability, a participant may elect to receive either a lump‑sum cash payment equal to the value of the participant’s account or monthly, quarterly, semiannual, or annual installment payments. In all instances, if the vested value of a participant’s account is less than $1,000, a lump-sum cash payment will be made.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of mutual funds are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year‑end. The pooled separate accounts are stated at the net asset value per unit held by the Plan. The investment in the common stock of Investar Holding Corporation is reported at fair value based on quoted market price.

Purchases and sales of securities are recorded on a trade‑date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2015, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statement of Changes in Net Assets Available for Benefits as a deduction.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).” This ASU removes the requirement to make certain disclosures and to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. The Company has early adopted and applied the amendments for the year ended December 31, 2015. Other than requiring a change to the disclosures, the adoption of this standard did not have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U. S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively and early adoption is permitted. The Company has early adopted and applied the amendments for the year ended December 31, 2015. Other than requiring a change to the disclosures, the adoption of Parts I and II of this standard did not have a material impact on the financial statements.

Note 3 – Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan.

Note 4 – Investments

During the year ended December 31, 2015, the Plan’s investments in mutual funds, pooled separate accounts, and Investar Holding Corporation common stock (including investments bought, sold, and held during the year) depreciated in value by $148,096 and appreciated in value by $35,755.

The Plan owns 29,907 shares of Investar Holding Corporation common stock at December 31, 2015. The Plan did not sell or distribute any shares during the same period. The Plan received $484 in dividend income on the Investar Holding Corporation common stock during the year ended December 31, 2015.

Note 5 – Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.

Note 6 – Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system and requires disclosures about fair value measurement. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

ASC Topic 820 requires that assets and liabilities carried at fair value also be classified and disclosed according to the process for determining fair value. There are three levels of determining fair value. These levels are:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets that the Company has the ability to access at measurement date.

Level 2:

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3:

Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial statements.

The following is a description of the valuation methods used for assets measured at fair value:

Mutual Funds: These investments are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued based on the closing price on the last day of the Plan year.

The fair value of the Plan’s assets at December 31, 2015, by level within the fair value hierarchy, is presented below.

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Employer security	526,357	-	-	526,357
Mutual funds	719,466	-	-	719,466
Total investments, at fair value	1,245,823	-	-	1,245,823

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8 – Tax Status

The Plan has applied for but not yet obtained a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been amended since applying for the determination letter. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant‑directed fund elections. Additionally, the investments within each participant‑directed fund election are further diversified into varied financial instruments. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

Note 10 – Related-Party Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Principal is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. The Plan incurred administrative and trustee/custodian expenses of approximately $27,616 to Principal in 2015. Investar Holding Corporation is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company. One of the Company’s directors is the owner of HR Solutions, LLC, located in Baton Rouge, Louisiana, which provides the Company’s payroll processing services. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 11 – Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2015. See accompanying report of independent registered public accounting firm.

INVESTAR HOLDING CORPORATION 401(K) PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
DECEMBER 31, 2015

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of asset	(d) Shares	(e) Cost	(f) Current value
*	Principal Large Cap S&P 500 Index SA-I5	Pooled separate accounts	1,156	**	$114,014
*	Principal Small Cap S&P 600 Index SA-I5	Pooled separate accounts	987	**	43,538
*	Principal Mid Cap S&P 400 IDX SA-I5	Pooled separate accounts	5,017	**	214,400
*	Principal Lifetime 2020 SEP Acct-I5	Pooled separate accounts	6,618	**	152,885
*	Principal Lifetime 2030 SEP Acct-I5	Pooled separate accounts	7,708	**	181,579
*	Principal Lifetime 2040 SEP Acct-I5	Pooled separate accounts	11,220	**	272,501
*	Principal Lifetime 2050 SEP Acct-I5	Pooled separate accounts	9,613	**	227,102
*	Principal Lifetime Strat Inc SA-I5	Pooled separate accounts	29	**	559
*	Principal Lifetime 2015 SEP Acct-I5	Pooled separate accounts	12,012	**	169,090
*	Principal Lifetime 2025 SEP Acct-I5	Pooled separate accounts	59,887	**	864,054
*	Principal Lifetime 2035 SEP Acct-I5	Pooled separate accounts	22,696	**	335,579
*	Principal Lifetime 2045 SEP Acct-I5	Pooled separate accounts	24,087	**	359,844
*	Principal Lifetime 2055 SEP Acct-I5	Pooled separate accounts	2,264	**	33,758
*	Principal Lifetime 2060 SEP Acct-I5	Pooled separate accounts	1,913	**	24,164
*	Principal Life Insurance	Guaranteed Investment Contract	-	6,042	6,042
	Fid Adv High Inc Advant I Fund	Mutual Funds	5,108	**	47,403
	Vanguard Ttl Bd Mkt Idx Adm Fd	Mutual Funds	3,443	**	36,635
	Dodge & Cox Stock Fund	Mutual Funds	139	**	22,614
	American Beacon Int Eq Inst Fd	Mutual Funds	1,426	**	25,161
	DFA US Large Cap Value I Fd	Mutual Funds	826	**	25,466
	DFA US Targeted Value I Fund	Mutual Funds	507	**	10,010
	DFA International Small Company I Fd	Mutual Funds	940	**	16,182
	Am Fds Growth Fund of Am R6 Fund	Mutual Funds	944	**	38,962
	Am Fds Europacific Growth R6 Fund	Mutual Funds	715	**	32,382
	American Funds Newprsp R6 Fnd	Mutual Funds	1,497	**	53,939
	Wells Fargo Sp Mc Val I Fund	Mutual Funds	2,112	**	63,451
	DFA Infl Protected Sec I Fund	Mutual Funds	193	**	2,191
	Ridgworth Seix Total Return Bd I Fd	Mutual Funds	11,562	**	120,705
	Amer Funds Amer Bal R6 Fd	Mutual Funds	3,078	**	73,384
	Clearbridge Sm Cp Gr Is Fund	Mutual Funds	491	**	13,783
	TIAA-CREF Mid-Cap Gr Instl Fd	Mutual Funds	3,364	**	65,198
	Clearbridge Agg Grwth IS Fd	Mutual Funds	349	**	72,000
*	Investar Holding Corporation	Employer Security	29,907	**	526,357
*	Notes receivable from participants	Notes receivable	-	NA	116,402
	Total investments				$4,361,334

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and, therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

INVESTAR HOLDING CORPORATION

Date: June 24, 2016	By:	/s/ John J. D’Angelo
John J. D’Angelo
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith